WESTJET SUPPL

FOR IMMEDIATE RELEASE

WestJet's strong year continues with record traffic statistics for June

Every month in 2007 a record; best first and second quarters in airline's history

CALGARY, Alberta. July 5, 2007. WestJet today announced its sixth consecutive month of record load factors for 2007, resulting in a record second quarter and a record first half for the year. June's 79.9 per cent load factor was up 2.8 points compared to 77.1 per cent in June 2006. These results were accompanied by capacity increases of 17 per cent to 1.2 billion ASMs (available seat miles) and increased RPMs (revenue passenger miles) of 21 per cent to 940 million.

Sean Durfy, WestJet President commented, "Our guest satisfaction is higher than ever fuelling our record load factors and significant growth. One of our most powerful marketing tools is guest referrals; almost 90 per cent of guests that fly WestJet recommend us to others and fly with us again.

"Our operational performance remains strong with on-time performance of 86.8 per cent in June. This supports our continuing commitment to high operational standards while attaining record load factors. WestJet's unique corporate culture and strong employee engagement allows us to obtain these operational results while delivering our great guest experience. I thank each of our over 6,500 WestJetters who exemplify our values daily."

June 2007 Traffic Results

	June 2007	June 2006	Per cent change
Load Factor	79.9%	77.1%	2.8 pts.
Available Seat Miles (ASM)	1,176.2 million	1,005.2 million	17%
Revenue Passenger Miles (RPM)	940.3 million	774.5 million	21%

	Year-to-date 2007	Year-to-date 2006	Per cent change
Load Factor	81.0%	78.4%	2.6 pts.
Available Seat Miles (ASM)	6,937.5 million	5,899.3 million	18%
Revenue Passenger Miles (RPM)	5,619.5 million	4,626.3 million	21%

"Along with our 17 per cent growth in ASMs, WestJet's RASM (revenue per available seat mile) for June was slightly above that of June 2006," continued Sean Durfy. "The on-going demand for our service positions us well for the remainder of 2007. We are confident our recently announced winter schedule and new service to Montego Bay (Jamaica), Puerto Plata (Dominican Republic) and Punta Cana (Dominican Republic) will be popular for Canadians."

This disclosure may contain forward-looking statements and are subject to, and may be affected by, numerous risks and uncertainties, some of which are beyond WestJet's control. WestJet's results may differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to these differences include, but are not limited to: changes in government policy, exchange rates, interest rates, disruption of supplies, volatility of fuel prices, terrorism, general economic conditions, the competitive environment and other factors described in WestJet's public reports and filings. Forward-looking statements are subject to change and WestJet does not

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undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise.

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Media Contacts:

Gillian Bentley, Media Relations, Telephone: (403) 444-2615, E-mail: gbentley@westjet.com

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